

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Michael D. Pruitt
Chief Executive Officer
Amergent Hospitality Group, Inc
7621 Little Avenue
Suite 414
Charlotte, NC

> **Re: Amergent Hospitality Group, Inc**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 3, 2020**
> **File No. 000-56160**

Dear Mr. Pruitt:

We have reviewed your June 3, 2020 response to our comment letter and your amended registration statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2020 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed June 3, 2020

Assumption of Series 2 Preferred Stock, page 9

1. We note your disclosure that "[i]n the event the proceeds received by the investor from the sale of all the shares of common stock issued upon conversion of Series 2 Preferred Stock in both Amergent and its former Parent ("Conversion Shares") do not equal at least $1,875,000 on August 10, 2020, Amergent must pay the investors an amount in cash equal to the difference between $1,875,000 and the proceeds previously realized by the investors from the sale of the Conversion Shares, net of brokerage commissions and any other fees incurred by investor in connection with the sale of Conversion Shares." Please amend your filing to disclose the estimated payment you would be required to make as of August 10, 2020, or tell us why you cannot provide this estimate at this time.

2.   We note your response to comment 19, and your amended disclosure on page F-21 describing the terms of the True-up payment. Please amend your filing to discuss the material terms of the True-up payment where you discuss the terms of the Series 2 Preferred Stock.

3.   In an appropriate place in your filing, please disclose the number of votes per Series 2 preferred share.

Spin-off Proceeds and Assumed Liabilities
Assumed Liabilities, page 9

4.   We note your disclosures that "[v]arious subsidiaries of Amergent are delinquent in payment of payroll taxes to taxing authorities," "subsidiaries have received warnings and demands from the taxing authorities," and "[f]ailure to remit these payments promptly could result in increased penalty fees." Please provide an estimate of the amount of increased penalty fees, or tell us why you are unable to do so at this time.

Item 1. Business
Overview, page 15

5.   We note your response to comment 5, but your amended disclosure does not appear to be completely responsive to our comment. While you describe the terms of your partnership agreements, we were unable to find a description of the material terms of your franchise agreements. Therefore, please amend your filing to briefly describe the material terms of your franchise agreements, including the amount of control you have in the operations of your franchised locations.

6.   As a related matter, we note your disclosure that "[w]hile terms may vary by LLC, the investor generally contributes between $250,000 and $350,000 per location and is entitled to 80% of the net income of the LLC until such time as the investor recoups the initial investment and the investor return on net income changes from 80% to 50%, and in certain cases to 20%, of net income." Please briefly describe the "certain cases" under which investor return on net income is reduced to 20% of net income.

7.   You disclose that "continuing fees . . . are based upon a percentage of franchisee revenues and are not subject to any constraints." Please disclose the typical percentage of franchisee revenues upon which continuing fees are based.

"We are subject to the risks associated with leasing space subject to long-term non-cancelable leases.", page 23

8.   We note your response to comment 6, and your amended disclosure on page F-41, describing that the Company remained contractually obligated for the leases related to three permanently closed restaurant locations amounting to approximately $2,300,000. Please amend your filing to prominently disclose the extent of these lease obligations in your risk factor. Please also clearly disclose that you are not contractually obligated to

guarantee the leasing arrangements between franchises and their landlords, as you assert in your response.

"We have identified material weaknesses in our internal controls and procedures and internal control over financial reporting . . .", page 25

9.   We note your disclosure that you have "re-evaluated [y]our internal control over financial reporting and [y]our disclosure controls and procedures and concluded that they were not effective as of March 31, 2020," and "[i]mplementation of the Company's remediation plans has commenced and is being overseen by the audit committee." Please identify the specific internal control(s), disclosure control(s) or procedure(s) that constitute your material weakness(es). Please also describe the specific steps you have taken and are planning to take to remediate the material weakness(es).

"We have insufficient authorized shares to cover conversion in full of Oz Rey's 10% debenture . . .", page 29

10. We note your disclosure that "[you] must seek shareholder approval to increase our authorized common stock to satisfy contractual requirements to Oz Rey and holders of our Series 2 Preferred." Please amend your disclosure to briefly describe the consequences to you if you do not obtain shareholder approval to increase your authorized common stock.

Item 2. Financial Information
Capitalization, page 32

11. Please revise the table to include your debt as of March 31, 2020 on an actual and pro forma basis.

Results of Operations for the Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019, page 33

12. When you describe two or more reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each individual reason on the overall change. For example, in your discussion of revenue from restaurant sales, please quantify the impact of the closing of non-performing stores and the decline due to COVID-19 pandemic restrictions. Refer to Item 303 of Regulation S-K. Please note that this comment also applies to your discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018.

13. Please revise to discuss and analyze underlying causes of changes in results of operations. For example, discuss changes in gaming income, franchise income, and depreciation and amortization. Refer to Item 303 of Regulation S-K. Please note that this comment also applies to your discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018.

14.   Please also revise to discuss non-operating income and expenses.

<u>Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018, page 36</u>

15.   Reference is made to the first bullet point on page 37 where you note a decline in same store sales. Please revise to define same store sales and disclose the percentage growth or decline for the financial statement periods presented.

<u>Critical Accounting Policies</u>
<u>Goodwill and intangible Assets, page 41</u>

16.   Please revise to also discuss your impairment testing as of March 31, 2020.

    You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Ruba Qashu